Reservoir -
Brestovac

CONFIDENTIAL

Dated 7th June 2013

EUROMAX RESOURCES LTD (1)

EURASIAN MINERALS INC (2)

AGREEMENT
for the sale and purchase of the royalty in respect of Reservoir Capital Corp

THIS AGREEMENT is dated ......7th June 2013......and is made **BETWEEN**:

(1) **EUROMAX RESOURCES LTD** whose London office is at 12 Berkeley Street, London W1J 8DT (the **Seller**); and

(2) **EURASIAN MINERALS INC** whose registered office is at 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8 (the **Buyer**).

NOW IT IS HEREBY AGREED as follows:

1 Definitions and interpretation

1.1 In this Agreement, unless the context requires otherwise:

Assignment Agreement means the form of agreement to assign the benefit of the Royalty Rights to the Buyer in the form set out in the Schedule

Completion means completion of the sale and purchase of the Royalty Rights by the performance by the parties of their respective obligations under clause 3

Encumbrance means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, claim, right, interest or preference granted to any third party, or any other encumbrance or security interest of any kind (or an agreement or commitment to create any of the same)

Nominated Account means the Seller's bank account as notified to the Buyer in writing prior to Completion

Owner means Reservoir Capital Corp

Purchase Price means Canadian dollars two hundred thousand (C$200,000.00)

Royalty Agreement means Net Smelter Returns Royalty Agreement dated 18 March 2010 and entered into between the Seller and the Owner

Royalty Rights means all rights of the Seller pursuant to the Royalty Agreement

1.2 In this Agreement, unless the context requires otherwise:

(a) references to a clause are to a clause to this Agreement;

(b) the headings in this Agreement do not affect its interpretation; and

(c) words importing the singular include the plural and vice versa, words importing a gender include every gender and references to persons include corporations, partnerships and other unincorporated associations or bodies of persons.

2 Agreement to sell the Royalty Rights

2.1 The Seller hereby agrees to sell to the Buyer the Royalty Rights in consideration for the payment on Completion by the Buyer to the Seller of the Purchase Price in accordance with clause 3.

2.2 The Seller represents as follows to the Buyer:

(a) The Seller is the sole owner of the Royalty Rights;

(b) The Seller has the corporate power and authority to transfer the Royalty Rights to the Buyer;

(c) No consents or other approvals are required in connection with the transfer of the Royalty Rights to the Buyer;

(d) The Royalty Rights are free from all Encumbrances.

2.3 The Buyer expressly acknowledges that except for substance of the representations set forth in 2.2 above, it is the responsibility of the Buyer to ascertain whether any document is required or any formality or other condition requires to be satisfied to effect or perfect the assignment contemplated by this agreement or otherwise to enable the Buyer to enjoy the full benefit of the Royalty Agreement and the Royalty Rights. The Buyer shall be responsible for sending the Assignment Agreement to the Owner.

2.4 Title to and beneficial ownership of the Royalty Rights shall pass on 7 June 2013 together with all associated rights and benefits attaching or accruing to them on or after the date of this Agreement.

3 Completion

3.1 Completion shall take place at the London offices of the Seller on the date of this Agreement when all (but not part only unless the parties so agree) of the following business shall be transacted:

(a) the Seller shall deliver to the Buyer the Assignment Agreement duly executed on behalf of the Seller (by way of emailing a pdf copy of the executed agreement to David M. Cole at dave@eurasianminerals.com and an undertaking to despatch the original by post);

(b) the Buyer shall pay the Purchase Price by electronic funds transfer for value on the day of Completion to the Nominated Account and payment of the Purchase Price into such account shall constitute a good discharge to the Buyer.

4 Entire agreement

4.1 Each party acknowledges and agrees that:

(a) this Agreement and all documents to be entered into pursuant to this Agreement (together the **Royalty Purchase Documents**) constitute the entire agreement between the parties and supersede any prior agreement, understanding, undertaking or arrangement between the parties relating to the subject matter of the Royalty Purchase Documents; and

(b) by entering into the Royalty Purchase Documents, they do not rely on any statement, representation, assurance or warranty of any person (whether a party to the Royalty Purchase Documents or not and whether made in writing or not) other than as expressly set out in the Royalty Purchase Documents.

5 Miscellaneous

5.1 No purported alteration of this Agreement shall be effective unless it is in writing, refers to this Agreement and is duly executed by each party to this Agreement.

5.2 This Agreement may be executed in any number of counterparts, and each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original, but, taken together, they shall constitute one instrument.

5.3 Each of the parties shall be responsible for its respective legal and other costs incurred in relation to the negotiation, preparation and completion of this Agreement and all ancillary documents.

5.4 A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

6 Notices

6.1 A notice or other communication given under or in connection with this Agreement (a **Notice**) shall be:

(a) in writing;

(b) in the English language; and

(c) sent by the Permitted Method to the Notified Address.

6.2 The **Permitted Method** means any of the methods set out in the first column below. The second column sets out the date on which a Notice given by such Permitted Method shall be deemed to be given provided the Notice is properly addressed and sent in full to the Notified Address:

(1) Permitted Method	(2) Date on which Notice deemed given
Personal delivery	When left at the Notified Address
First class pre-paid post	Two business days after posting
Pre-paid air-mail	Six business days after posting

6.3 The **Notified Addresses** of each of the parties is as set out below:

Name of Party	Address	Marked for the attention of:
Euromax Resources Ltd	Fifth floor, 12 Berkeley Street, London W1J 8DT	Varshan Gokool
Eurasian Minerals Inc	501 – 543 Granville St. Vancouver, BC V6C 1X8 With a copy to: Eurasian Minerals Inc. 10001 West Titan Road Littleton, CO 80125	David M. Cole David M. Cole

or such other Notified Address as any of the parties may, by written notice to the other parties, substitute for their Notified Address set out above.

7 Governing law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by British Columbia law. Each party irrevocably agrees that the courts of British Columbia shall have non-exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims).

This Agreement has been entered into on the date stated at the beginning of this Agreement.

EUROMAX RESOURCES LTD

By: [signature]

Name: Steve Sharpe

Title: President & CEO

EURASIAN MINERALS INC

By: [signature]

Name: M. Stephen Enders

Title: Chief Operating Officer

Schedule 1
Assignment Agreement

ASSIGNMENT AGREEMENT

To: **Reservoir Capital Corp**

From: Euromax Resources Ltd (the **Existing Royalty Holder**) and Eurasian Minerals Inc (the **New Royalty Holder**)

Dated: June 2013

Net Smelter Returns Royalty Agreement
dated 16 March 2010 (the Agreement)

1 We refer to the Agreement. This is an Assignment Agreement. Terms defined in the Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.

2 We refer to clause 4.1 (*Assignment by the Royalty Holder*) of the Agreement:

(a) The Existing Royalty Holder assigns absolutely to the New Royalty Holder all the rights of the Existing Royalty Holder under the Agreement.

(b) The Existing Royalty Holder is released from all the obligations of the Existing Royalty Holder accruing from and after the Transfer Date.

(c) The New Royalty Holder becomes a Party as the Royalty Holder and as required by Section 4.1 of the Agreement the New Royalty Holder agrees with the Owner to be bound by all the terms and conditions of the Agreement.

3 The proposed Transfer Date is 7 June 2013.

4 On the Transfer Date the New Royalty Holder becomes Party to the Agreement as the Royalty Holder.

5 The name and address, fax number, email address and attention details for notices of the New Royalty Holder for the purposes of Section 8.4 (*Notice*) of the Agreement are set out in the Schedule.

6 The New Royalty Holder expressly acknowledges that it is the responsibility of the New Royalty Holder to ascertain whether any document is required or any formality or other condition requires to be satisfied to effect or perfect the assignment contemplated by

this Assignment Agreement or otherwise to enable the New Royalty Holder to enjoy the full benefit of the Agreement.

7 This Assignment Agreement acts as notice to the Owner and, upon delivery in accordance with sections 4 and 8.4 of the Agreement, to the Owner of the assignment referred to in this Assignment Agreement.

8 This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

9 This Assignment Agreement and any non-contractual obligations arising out of or in connection with it are governed by British Columbia law. Each party irrevocably agrees that the courts of British Columbia shall have non-exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims).

10 This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

IN WITNESS WHEROF the Existing Royalty Holder and the New Royalty Holder

EUROMAX RESOURCES LTD

By: :________________________

Name: Steve Sharpe

Title: President & CEO

EURASIAN MINERALS INC

By:________________________

Name: M. Stephen Enders

Title: Chief Operating Officer

SCHEDULE

Eurasian Minerals Inc.
501 – 543 Granville Street
Vancouver, BC V6C 1X8
Attention: David M. Cole
Facsimile: 604-688-1157

With a copy to:

Eurasian Minerals Inc.
10001 West Titan Road
Littleton, CO 80125
Attention: David M. Cole
Facsimile: 303-973-0715